Buenos Aires, March 6th, 2024

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.: Relevant Event. Corporate restructuring.

Dear Sirs:

I am writing to you in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”) to inform that on the date hereof the Board of Directors of the Company resolved to approve, subject to the approval of the shareholders' meetings and the respective approvals of the supervisory bodies, the merger of the Company, as the absorbing company, with a portion of the split-off assets of Comercializadora e Inversora S.A., which is controlled 100% both directly and indirectly by the Company, in accordance with the terms of section 82 of the Argentine General Companies Law and section 80 of the Argentine Income Tax Law. The mentioned merger will become effective as of January 1, 2024.

Sincerely,

María Agustina Montes

Head of Market Relations